Roberts & Ryan, Inc.

Financial Statement and Report of Independent Registered Public Accounting Firm

Pursuant to Rule 17a-5(d) of the

Securities and Exchange Commission

December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-37469

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Roberts & Ryan, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

39 Broadway, Ste 610
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Rathjen	866+884+9959	brathjen@roberts-ryan.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Meisel, Tuteur & Lewis, P.C.
(Name – if individual, state last, first, and middle name)

105 Eisenhower Parkway	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

09/29/2009	3861
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward D'Alessandro _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Roberts & Ryan, Inc. _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CEO _____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ROBERTS & RYAN, INC.

TABLE OF CONTENTS



Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
 Roberts & Ryan, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Roberts & Ryan, Inc. (the "Company")
as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our
opinion, the financial statement presents fairly, in all material respects, the financial position of Roberts &
Ryan, Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United
States of America.

Basis for Opinion
This financial statement is the responsibility of Roberts & Ryan, Inc.'s management. Our responsibility is to
express an opinion on Roberts & Ryan, Inc.'s financial statement based on our audit. We are a public
accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB)
and are required to be independent with respect to Roberts & Ryan, Inc. in accordance with the U.S. federal
securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the
PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we
plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of
material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the
risks of material misstatement of the financial statement, whether due to error or fraud, and performing
procedures that respond to those risks. Such procedures included examining, on a test basis, evidence
regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the
accounting principles used and significant estimates made by management, as well as evaluating the overall
presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Meisel, Tuteur, & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

We have served as Roberts & Ryan, Inc.'s auditor since 2023.

Roseland, New Jersey
March 31, 2026

ROBERTS & RYAN, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS	
Cash	$ 698,783
Securities owned, at fair value (Cost basis of $5,158,547)	5,158,547
Deposits with and receivables from clearing broker (Note 6)	419,724
Accounts receivable	514,531
Prepaid expenses	159,520
Due from affiliate	105,467
Property and equipment - net of accumulated depreciation of $79,383	30,156
Security deposits	7,071
Deferred tax asset	254,552
Right-of-use asset	75,485
Total assets	$ 7,423,836

LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 1,142,693
Lease liability	76,685
Taxes payable	384,916
Subordinated loan payable	2,580,067
Total liabilities	4,184,361
Commitments and Contigencies (Note 10)	
Stockholders' Equity	
Common stock, no par value; 1,000,000 shared authorized;	
600,000 shared issued and outstanding	70,000
Additional paid-in capital	2,793,003
Treasury stock	(1,000)
Retained earnings (accumulated deficit)	377,472
Total stockholders' equity	3,239,475
Total liabilities and stockholders' equity	$ 7,423,836

The accompanying notes are an integral part of this statement.

(1) Organization and Nature of Business

Roberts & Ryan, Inc. (the "Company") was formed on February 23, 1987, as a California corporation under the name Roberts Securities Incorporated to engage in business as a broker dealer. The Company subsequently changed its name to Roberts & Ryan, Inc. The Company adopted a new fiscal year ended December 31st as of 2021. The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The company handles neither customer funds, nor securities. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

(2) Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing the Company's financial statements are reasonable. However, actual results could differ from those estimates and differences may be material.

Government and Other Regulation
A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents
For purposes of presentation on both the statement of financial condition and the statement of cash flows, the Company considers highly liquid instruments, with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash. At December 31, 2025, cash consists of cash held in checking and savings bank accounts in the amount of $698,783. Cash balances may, at a limited number of banks and financial institutions, periodically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the United States federal government.

Accounts Receivable
Accounts receivable represent amounts that have been earned and billed to clients that have not yet been collected. All accounts receivable have contractual maturities of less than one year and are derived from trading-related fees and commissions and revenues from products and services. The Company continually monitors collections and payments from its customers and maintains an allowance for doubtful accounts. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposure in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses.

ROBERTS & RYAN, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2025

(2) Summary of Significant Accounting Policies (continued)

Accounts Receivable (continued)
FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as bad debt expense on the statement of operations. Per management's analysis, the Company determined that the credit risk, as defined by ASC 326, associated with its receivables is de minimis and not significant to the financial statements as of December 31, 2025. Accordingly, the Company has not recorded an allowance for credit loses at December 31, 2025 for its receivable balance of $514,531.

Property and equipment
Property and equipment are carried at cost and are depreciated over their useful lives of 5 to 7 years using the straight-line method. Property and equipment balances are reviewed annually for impairment. There is no such impairment loss recorded during the year ending December 31, 2025.

Securities Owned, at Fair Value
Investments in securities consist primarily of marketable money market funds, and investments in holding companies. Security transactions are recorded on a trade date basis. Interest income is accrued as earned and dividend income is recognized on the ex-dividend date. In accordance with accounting practices for broker-dealers, marketable securities are valued at fair value and securities not readily marketable are valued at estimated fair value, as determined by the Board of Directors. The resulting difference between cost and fair value is included in the statement of operations as unrealized gain and loss. Realized gains and losses are recognized using the specific identification method. Additional details of securities owned as of December 31, 2025, is provided within Note 5.

Fair Value of Financial Instruments
Cash, deposits with and receivables from clearing broker, due from affiliates, other receivables, other assets, accounts payable and accrued expenses, and liabilities subordinated to claims of general creditors are all recorded at the contractual amounts, which approximates fair value. These financial instruments are generally short term in nature and approximate market rates.

Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses include accruals for employee related compensation, employee benefits, and third-party services, as well as other payables.

Income Taxes
The Company accounts for its income taxes using the Financial Accounting Standards Board Accounting Standards Codification 740, Income Taxes, which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax asset and liabilities are based on provisions of enacted federal and state laws.

(3) Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers.

ROBERTS & RYAN, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2025

(3) Segment Reporting (continued)

The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023.

Company management reviewed the ASU 2023-07 Disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment. The Company has identified its CEO as the Chief Operating Decision Maker as specified in ASU 2023-07.

As a result of operating as a single segment entity, the Company's financial statements reflect its overall performance without disaggregation into multiple segments.

(4) Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. This change was applied using the modified retrospective method and there was no impact on our previously presented results.

Commission revenue represents sales commissions generated by customers' purchases and sales of securities on exchanges and over-the-counter. Syndicate participation revenue represents fees arising from secondary securities offerings in which the Company acts as an underwriter. For both of these revenue streams, the Company believes that the performance obligations are satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commission revenues, securities transactions, and related expenses are recorded on a trade date basis.

Other income includes Rebates that consist of financial incentives where a portion of the trading commission or fees paid by a client is returned to them by the broker-dealer. The Company receives these rebates in those months in which it was a net Provider of liquidity to the system. These fees are recorded on a trade date basis in conformity with ASC Topic 940.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when it becomes receivable or the cash is received. Contract asset balances at December 31 2025 totaled $514,531 and are included in accounts receivable on the statement of financial condition.

(5) Fair Value Measurements

The Company follows guidance as set forth in the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of fair value hierarchy under FASB ASC 820 are described as follows:

(5) Fair Value Measurements (continued)

Fair value measurement – the Company determines fair value based on assumptions that market participants would use pricing an asset or liability in the principal or most advantageous market. The Company follows the fair value hierarchy when distinguishing assumptions in fair value measurement as outlined in the FASB "Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures".

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 – Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly and include;

Quoted prices for similar assets or liabilities in active markets.
Quoted prices for identical or similar assets or liabilities in inactive markets.
Market prices for similar instruments.
Inputs other than quoted prices that are observable for the asset or liability.
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significantly to the fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and are impacted by factors such as investment type, whether the investment is new and not established in a marketplace, the liquidity of markets, and other transaction characteristics. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, determining fair value requires more judgment. Because of the inherent uncertainty of valuation, estimated values may be materially higher or mower than the values that would have been used had a ready market for the investment existed. Therefore, the degree of judgment used by the Company in determining fair value is greatest for investments categorized in level 3. Inputs used to measure fair value might be categorized within different levels of fair value hierarchy and are categorized based upon the lowest level of input that is significant to the fair value measurement.

Investments in securities that are freely tradable and are listed on a national securities exchange or reported on the Nasdaq Global Market are stated at their last sales price as of the last business day of the year. Mutual funds are valued at the reported published net asset value on the last business day of the year.

The fair value of sovereign government bonds is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest rate yield curves, cross-currency basis index spreads, and sovereign credit spreads similar to the bond in terms of issuer, maturity and seniority. Sovereign government bonds are generally categorized in Level 1 or Level 2 of the fair value hierarchy.

Investment in holding company – The Company values its direct investment in a holding company based on the net asset valuation (NAV) provided by the company, without any adjustments. The NAV is calculated in a manner that is consistent with U.S. Generally Accepted Accounting Principles (GAAP) for private company investments. Distributions are determined at the sole discretion of the general partner or the managing member of the holding company. The holding company fair value is measured using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial condition.

(5) Fair Value Measurements (continued)

The following table presents the financial instruments carried on the statement of financial condition by level within the valuation hierarchy as of December 31, 2025:

	Level 1	Level 2	Level 3	Investments Valued At Net Asset Value	Total
Assets at fair value:					
Equity Securities -					
Money Market Fund	$4,836,347	$ -	$ -	$ -	$4,836,347
Investment in					
Affiliate (1)	-	-	-	322,200	322,200
Total	$4,836,347	$ -	$ -	$322,200	$5,158,547

(1) Investment in affiliate includes an investment in an investment company which is measured at fair value using the net asset value ("NAV") per share (or its equivalent) as a practical expedient has not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial condition.

(6) Deposits with and Receivables from Clearing Broker

The Company has an agreement with RBC Capital Markets, LLC ("RBC") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by RBC. RBC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Receivables from the clearing broker include amounts due on proprietary unsettled cash and margin transactions and commissions earned.

As of December 31, 2025, the Company has the following deposits with and receivables from clearing broker as reflected on the accompanying statement of financial condition:

Receivables	$319,724
Clearing deposit	100,000
	$419,724

(7) Property and Equipment

Property and equipment consist of the following at December 31, 2025:

Property and equipment	$105,407
Leasehold Improvement	4,132
Less accumulated depreciation	(79,383)
	$30,156

(8) Lease Commitments

The Company adheres to ASC-842 – Accounting for leases. The Company has recorded lease liability for the present value of the future lease payments, using a discount rate of 6% which is the Company's estimated incremental borrowing rate for loans with similar terms. In accordance with ASC 842, right-of-use assets and the corresponding lease liabilities were recognized based on the present value of lease payments as of the application date over the remaining life of the lease term. Thereafter, right-of-use assets and the corresponding lease liabilities will be recognized as of the lease commencement date based on the present value of lease payments over the life of the lease term.

(8) **Lease Commitments (continued)**

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred and less any incentives received. Right-of-use assets under finance leases are amortized on a straight-line basis over the lease term. Right-of-use assets for operating and finance leases are periodically reduced by impairment losses.

The Company monitors for events or changes that could require a reassessment of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment will be made to the carrying amount of the corresponding right-of-use asset unless doing so would reduce the carrying amount of the right-of-use asset to an amount less than zero.

The Company's right-of-use assets and lease liabilities primarily relate to office spaces.

Lease components in the Company's leases are accounted for following the guidance in ASC 842 for the capitalization of long-term leases. At December 31, 2025, the lease liability is equal to the present value of the remaining lease payments, discounted using the risk-free rate.

Lease activity for the year ended December 31, 2025 was as follows:

Other information:

Total cash paid for operating leases	$ 69,145
Weighted average remaining lease term	1.8 Years
Weighted average discount rate	6.0%

Future lease payments under a non-cancellable operating lease with initial terms in excess of one year are as follows:

2026	45,900
2027	35,100
Total future lease payments	81,000
Less imputed interest	(4,315)
Net lease liability as of 12/31/2025	$76,685

(9) **Subordinated Loan Payable, Related Party**

The Company received a $2,500,000 loan from a shareholder, which is subordinated to all claims of present and future creditors of the Company prior to maturity. The loan has an interest rate of 8% and a maturity date of September 11, 2022, that is extendable an additional year without further action by either the lender or the Company unless thirteen months prior to maturity, notice is given that the schedule maturity date shall not be extended. The loan received FINRA approval on September 12, 2019. At December 31, 2025, subordinated loan payable was $2,580,067 consisting of $2,290,000 in principal and $290,067 in interest, as shown on the statement of financial condition. Additional accrued interest of $9,160 is included in accrued expenses.

(10) **Income Taxes**

The Company is a C-corp for tax purposes, and accordingly files federal, state and local income tax returns. The Company is subject to federal, states and local taxes. The Company has deferred tax asset of $254,551 at December 31, 2025.

(10) **Income Taxes (continued)**

The deferred tax asset consists of the following:

Unused charitable contributions	$ 207,689
Unamortized organizational costs	27,093
Other	19,769
	$ 254,551

The company has unused charitable contribution donations of $1,918,167, which would normally result in a deferred tax asset of approximately $629,360, before any valuation allowance. The utilization of these unused charitable contributions in future tax years may not come to fruition and a 67% valuation allowance has been recorded against the charitable contribution deferred tax asset, reducing the $629,360 deferred asset to $207,689.

(11) **Commitments and Contingencies**

The Company is a party to a class action complaint filed in the United States District Court for the District of Colorado under the case caption McLead v. Innovage Holding Corp, et al, Docket No. 1:21-cv-02770. The Company is fully indemnified by the lead underwriter for all expenses and potential outcomes in this matter. As a result, internal counsel and management are of the opinion that resolution of these matters will not have a material adverse effect on the Company's financial condition or continuing operations.

(12) **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025 the Company had net capital of $5,069,082, which was $4,969,082 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 14.28% as of December 31, 2025.

(13) **Related Party Transactions**

The Company has loaned amounts totaling $105,467 to an affiliate in a noninterest-bearing arrangement, as shown on the statement of financial condition as due from affiliate.

The Company holds an interest in an affiliated holding company that is a shareholder of the Company, amounting to $322,200 as of December 31, 2025 and is included in the securities owned on the statement of financial condition.

(14) **Concentrations of Risk**

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

(14) **Concentration of Risk (continued)**

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts insured. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

(15) **Subsequent Events**

For purposes of preparing financial statements the Company considered events through March 31, 2026, the date the financial statements were available for issuance, noting no material events requiring disclosure or recognition in the Company's financial statements